UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Kenneth Cole Productions, Inc.

(Name of Issuer)

Class A common stock, par value $.01 per share

(Title of Class of Securities)

193294105

(CUSIP Number)

Kenneth D. Cole Kenneth Cole Productions, Inc. 603 West 50th Street New York, New York 10019 (212) 265-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to : Adam M. Turteltaub, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 Telephone: (212) 728-8000 September 25, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 193294105

1.	Name of Reporting Person Kenneth D. Cole
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person IN

CUSIP No. 193294105

1.	Name of Reporting Person KMC Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

CUSIP No. 193294105

1.

Name of Reporting Person

Robyn S. Transport, as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Grantor Retained Annuity Trust, the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust and the Kenneth Cole 1994 Charitable Remainder Trust, and as Special Fund Trustee of the Kenneth Cole Foundation

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person IN

This Amendment to Schedule 13D is being filed by Kenneth D. Cole (“Mr. Cole”); KMC Partners L.P.; and Robyn S. Transport (“Ms. Transport”), as Trustee of the 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “Robyn S. Transport as Trustee of the Family Trust u/a/d 4/26/10”) (the “KDC 2010 GRAT”), the July 2010 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC July 2010 GRAT u/a/d 7/12/10”) (the “KDC July 2010 GRAT”), the 2009 Kenneth D. Cole Grantor Retained Annuity Trust (officially known as “KDC 2009 GRAT u/a/d 2/2/09”) (the “KDC 2009 GRAT”), the 2009 Kenneth D. Cole Family Grantor Retained Annuity Trust (officially known as “KDC 2009 Family GRAT u/a/d 2/2/09”) (the “KDC 2009 Family GRAT”) and the Kenneth Cole 1994 Charitable Remainder Trust (officially known as “Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94”) (the “KDC 1994 Charitable Trust”), and as Special Fund Trustee of the Kenneth Cole Foundation (collectively, the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group (the “Group Members”).

This Amendment No. 5 amends and supplements the information set forth in the Schedule 13D filed by Mr. Cole with the United States Securities and Exchange Commission (the “Commission”) on June 15, 1994, as amended by Amendment No. 1, filed with the Commission on January 6, 1995, Amendment No. 2, filed with the Commission on April 9, 1996, Amendment No. 3, filed with the Commission on February 24, 2012 and Amendment No.4, filed with the Commission on June 6, 2012 (collectively, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of Kenneth Cole Productions, Inc., a New York corporation (the “Company” or the “Issuer”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Unless set forth below, all previous Items set forth in the Schedule 13D are unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:

“On September 25, 2012, pursuant to the terms of the Merger Agreement, and upon satisfaction of the conditions set forth therein, Merger Sub was merged into and with the Company, with the Company surviving as an indirect wholly-owned subsidiary of Parent. Except as described in the next sentence, on September 25, 2012, at the effective time of the Merger and by virtue of the Merger, each issued and outstanding share of Common Stock was cancelled and converted into the right to receive $15.25 in cash, without interest and less any required withholding taxes. On September 25, 2012, at the effective time of the Merger and by virtue of the Merger, each share of Common Stock and Class B Common Stock owned by the Family Stockholders, Family LLC, any subsidiary of Family LLC (including Parent), the Company or any wholly-owned subsidiary of the Company or held in the Company’s treasury was cancelled without consideration. As a result of the Merger, the Company no longer has outstanding securities registered under Section 12 of the Act.

Further, except as described in the next sentence, on September 25, 2012, at the effective time of the Merger and by virtue of the Merger, each outstanding Company stock option, whether or not vested or exercisable, was cancelled and converted into the right to receive an amount in cash equal to the amount, if any, by which $15.25 exceeds the exercise price per share of such stock option, multiplied by the total number of shares of Common Stock then issuable upon exercise of such stock option. On September 25, 2012, at the effective time of the Merger and by virtue of the Merger, each outstanding Company stock option held by Mr. Cole, whether or not vested or exercisable, was cancelled and converted into the right to receive a number of shares of Common Stock determined by dividing (i) the amount, if any, by which $15.25 exceeds the exercise price per share of such stock option, multiplied by the total number of shares of Common Stock then issuable upon exercise of such stock option by (ii) $15.25 per share (less an amount of shares to satisfy withholding tax obligations), and any such shares of Common Stock delivered to Mr. Cole were cancelled without consideration.

Further, except as described in the next sentence, on September 25, 2012, at the effective time of the Merger and by virtue of the Merger, each stock-based award (including each share of restricted stock, restricted stock unit, performance share and stock equivalent) was amended to entitle each holder thereof, in settlement therefor, to receive a payment in cash from the Company (less any applicable withholding taxes), on the date upon which such stock-based award otherwise becomes vested and no longer subject to a substantial risk of forfeiture, equal to $15.25 per share, multiplied by the total number of shares of Common Stock that would have been issuable upon such vesting date or for which restrictions would have lapsed upon such vesting date. On September 25, 2012, at the effective time of the Merger and by virtue of the Merger, each stock-based award held by a non-employee director was amended to entitle the holder thereof, in settlement therefor, to receive a payment in cash from the Company equal to $15.25 per share, multiplied by the total number of shares of Common Stock underlying such stock-based award, and the Company provided for the lapsing of any restrictions in respect of any stock-based awards held by Mr. Cole, whether or not then vested, and any shares of Common Stock resulting were cancelled.

As a result of the transactions described above, the Group Members no longer beneficially own any shares of Common Stock.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

“(a)-(b) As a result of the transactions described in Item 4, as of September 25, 2012, the Group Members no longer beneficially own any shares of Common Stock. As such, the Group Members no longer have any voting or dispositive power over any shares of Common Stock.

(c) Except for the transactions described in Item 4, there were no transactions in the Common Stock effected by the Group Members during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of September 25, 2012, the Group Members ceased to be the beneficial owner of more than five percent of the Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2012

/s/ Kenneth D. Cole
Kenneth D. Cole

KMC PARTNERS L.P.
By: KMC Partners LLC, its general partner

By:	/s/ Kenneth D. Cole
Name: Kenneth D. Cole
Title: Managing Member

/s/ Robyn S. Transport
Robyn S. Transport, as Trustee of the Family Trust u/a/d 4/26/10, KDC July 2010 GRAT u/a/d 7/12/10, KDC 2009 GRAT u/a/d 2/2/09, KDC 2009 Family GRAT u/a/d 2/2/09 and Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94, and as Special Fund Trustee of the Initial Special Fund of the Kenneth Cole Foundation